Cira Centre
2929 Arch Street
Philadelphia, PA 19104-2808

+1 215 994 4000 Main

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www.dechert.com  _____________________________________

STEPHEN M. LEITZELL

stephen.leitzell@dechert.com

+1 215 994 2621 Direct

+ 1 215 219 0448 Fax

June 5, 2024

VIA EDGAR

Benjamin Richie and Lauren Nguyen

Attorney-Adviser

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0504

Re:	Concentra Group Holdings Parent, Inc. (the “Company”) Confidential Submission of Amendment No. 3 to Draft Registration Statement on Form S-1 CIK No. 0002014596

Dear Mr. Ritchie and Ms. Nguyen:

The Company is submitting today, via EDGAR, this letter and Amendment No. 3 to the draft Registration Statement on Form S-1 (the “Revised Registration Statement”), for confidential non-public review by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) prior to the public filing of the Registration Statement.

This letter and the Revised Registration Statement set forth the Company’s responses to the comments of the Staff contained in your letter dated May 31, 2024 (the “Comment Letter”), relating to the Company’s draft Registration Statement submitted confidentially to the SEC on May 17, 2024.

Draft Registration Statement on Form S-1

The numbered paragraphs and headings below correspond to those set forth in the Comment Letter. Each of the Staff’s comments is set forth below, followed by the Company’s response to each comment. Capitalized terms used in this letter but not defined herein have the meaning given to such terms in the Revised Registration Statement. All references to page numbers in these responses are to pages of the Revised Registration Statement.

Our Company, page 1

1.	Comment:	We note your response to prior comment 1. Please revise to clarify whether the 2020-2023 claims survey excluded any claims in the study. You disclose on page 58 that “certain benchmarking statistics are based on results from workers’ compensation claim surveys of a select group of customers from 2020 to 2023 that aggregated approximately 500,000 customer claims.” Also clarify throughout your prospectus that the survey was conducted by you for a certain limited period and may not be representative of all industry claims.

Response:	The Company has revised its disclosure on pages 2, 59, 76 and 95 to address the Staff’s comments. The Company respectfully advises the Staff that the claims surveys exclude 7.1% of the initial claims from the survey as part of the Company’s data validation and quality control process that ensures a comparable claims universe for the analysis. The excluded claims are based on a strict criteria for claims with 1) no medical payments, 2) paid medical expenses of less than $100 and 3) total payments greater than $100,000. The Company further advises the Staff that such exclusions are appropriate in order to facilitate a more fair, unbiased comparison between Company occupational health centers and non-Company health centers.

Our Management Services Organization, page 11

2.	Comment:	We note your revised disclosure in response to prior comment 7. Specifically, we note the disclosure that the “description of the MSA is qualified in its entirety” by reference to the Company’s Form of Medical Center Management and Consulting Agreement. As investors are entitled to rely upon your disclosure within the registration statement, such qualifications are inappropriate. Please revise your disclosure to remove this qualification. We do not object to general references to an exhibit.”

Response:	The Company has revised its disclosure on page 11 to address the Staff’s comments.

Should you have any questions or comments concerning the Revised Registration Statement or this response letter, please feel free to contact me at (215) 994-2621.

Sincerely,

/s/ Stephen M. Leitzell
Stephen M. Leitzell

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